

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2011

Mr. Anthony K. Slater
Pike Electric Corporation
100 Pike Way
PO Box 868
Mount Airy, NC 27030

     Re: **Pike Electric Corporation**
              Form 10-K for the fiscal year ended June 30, 2010
              Filed September 13, 2010
              Form 10-Q for the quarterly period ended September 30, 2010
              Filed November 9, 2010
              File No. 1-32582

Dear Mr. Slater:

We have reviewed your response letter dated January 28, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended September 30, 2010

Note 1. Basis of Presentation, page 4
We note your response to our prior comment five and have the following additional comments:

- Please provide us a more specific and comprehensive discussion of the nature of each error you identified.
- Please tell us when and how each error was identified.
- Please tell us the impact of the errors on the interim periods in fiscal 2010.
- Please show us how you calculated the impact of the errors on income/loss before tax and diluted EPS included in your tabular presentation.
- Based on the quantitative impact of the errors on income/loss before tax and diluted EPS in fiscal 2010, in Q1 of fiscal 2011, and in forecasted fiscal 2011, please help us better understand how you concluded that the errors are not material.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief